# PedalAnywhere®

Bikes Delivered on Demand





# Vision

## Bike anywhere, anytime.



# A New Kind of Bike Rental

Hailed by smartphone
Delivered on demand

# Why Now?



## Cycling Growth Since 2000

+306% in Portland

+234% in DC

+161% in Denver

+97% in Seattle

## New Infrastructure

100 miles of Seattle cycle paths being implemented

104 cities with protected bike lanes



# Ripe for Disruption

We believe the current bike rental market:

- Lacks a nationally recognizable brand
- Offers inconsistent price and quality
- Doesn't offer on-demand delivery
- Charges punitive rates

Disclaimer: Statements on this slide are based on management opinion. They do not represent guarantees of future results, levels of activity, performance, or achievements.



# Traction

2,350    Customers

$196k    Revenue

$84    Revenue/Customer

$131    Revenue/Transaction

#2-3    Organic SEO in Seattle*

55%    Bootstrap Income Growth YOY

*PedalAnywhere appears 2nd or 3rd when searching for "Seattle bike rental" on Google in incognito mode.

# Traction



Pedal Anywhere Revenue, 2014-2015
(thousands)
90
80
70
60
50
40
30
20
10
0
2014
2015
2016



# Market Size Estimation

## Challenges to Calculating Total Addressable Market (TAM):

- Current daily rental product is not directly comparable
- We have not identified a direct competitor offering bike delivery
- Difficulty calculating qualitative "bike friendliness" of various cities
- Difficulty calculating seasonality discounts for non-winter markets

## Current TAM Model

Annual Visitors  How big is the target demographic?

Bike Commute Rate  How many people currently bike in each city?

Hypothetical Market Capture  What market penetration should we estimate?

Revenue/Transaction  What is each transaction worth?

Estimated Seasonality Impacts  How does weather impact revenue?



# TAM Model Example : Seattle

Annual Visitors    **18m**

x

Bike Commute Rate    **4%**

x

Hypothetical Market Capture    **25%**

x

Revenue/Transaction    **$130**

x

Estimated Seasonality Impacts*    **42%**

TAM    **$10M**

*Seasonality impacts is a modeling metric that the company is using to estimate weather-related revenue impacts.

Disclaimer: This slide is based on management opinion and estimates and is subject to risks and uncertainties. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.



# TAM Model Example : San Francisco

| | |
|---|---|
| Annual Visitors | 25m |
| x Bike Commute Rate | 5% |
| x Hypothetical Market Capture | 25% |
| x Potential Revenue/Transaction | $150 |
| x Estimated Seasonality Impacts | 45% |
| **TAM** | **$21M** |

*Seasonality impacts is a modeling metric that the company is using to estimate weather-related revenue impacts.

Disclaimer: The company does not currently operate in San Francisco. This slide is based on management opinion and estimates and is subject to risks and uncertainties. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.



# Near-Term Expansion Goals

- Portland
- San Francisco
- Vancouver BC

# Medium-Term Expansion Goals

- Denver
- San Diego
- Austin
- Chicago
- Toronto
- Montreal
- Boston
- New York
- Philadelphia
- Washington DC

Disclaimer: Statements on this slide are based on management opinion. They do not represent guarantees of future results, levels of activity, performance, or achievements



# Competitive Landscape

| Business Model | Market Leader | Style | Pain Points |
|---|---|---|---|
| Peer to Peer | Spinlister | AirBnb for Bikes | Inconsistent Quality<br>Variable Rates<br>No Delivery |
| Subsidized Bikeshare | Governments | Car2Go for Bikes | Limited Range<br>Limited Duration<br>One Size Fits Few |

| Business Model | Market Leader | Style | Value Propositions |
|---|---|---|---|
| Delivery on Demand | | Uber for Bikes | Consistent Quality<br>Guaranteed Availability<br>Free Delivery<br>Unlimited Range<br>Unlimited Duration<br>Variety of Sizes/Styles |

Disclaimer: This slide is based on management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.







# Potential Competitors: On-Demand Services

Spinlister
amazon
zipcar

Disclaimer: This slide is based on management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

# Market Segmentation

B2C On-Demand Bike Delivery

B2B* Corporate Fleet Bikes

3rd Party* Corporate Partnerships

(Book a bike with your hotel, flight, etc)

*Disclaimer: Pedal Anywhere currently only offers a direct retail product.
It does not currently have any B2B or 3rd party partnerships.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.





# Marketing Plan

- PR-focused SEO, SEM, remarketing

- Potential public-private partnerships, city contracts

- Urbanist and transportation media, local bike nonprofits

- Once at scale, approach other instant-delivery services for synergy and/or acquisition

# Go to Market Strategy



- Replicate Seattle model with estimated go-forward startup costs of $50-100k per city*

- Low capital per city: industrial warehousing, starter fleet, Operations Manager, contract delivery staff

- With seed funding, our goal is to accelerate growth
  - 4 cities by 2018
  - 15 cities by 2021
  - 25 cities by 2025

*Disclaimer: The startup costs per city here is based on the company's basic startup costs in Seattle, which were roughly $50K. The company is aware that Seattle's costs were largely on account of "sweat equity" in place of monetary compensation. To take that into account, they estimate that the startup cost per city moving forward (with traditional employees) will be roughly $50-100K. Also, statements on this slide are based on management opinion. They do not represent guarantees of future results, levels of activity, performance, or achievements.



## Zach Shaner
Co-Founder and CEO



## Lucas Nivon
Co-Founder and Advisor



## Meaghan McClure
Marketing Manager



## Roy Wilkie
Seattle Operations Manager



**Actively Recruiting:** CTO, VP Biz Dev, Local Operators

# PedalAnywhere®

Bikes Delivered on Demand

